912-920 King Street & 116 S Henry Street

Multifamily Mixed Use Property

Old Town, Alexandria

PROJECT OVERVIEW


116 S Henry
109 S Patrick
912-920 King
King St
Duke St
N Patrick St
S Patrick St
King St-Old Town Metrorail
Alexandria
The George Washington Masonic...
Temporarily closed
Lee-Fendall House Museum & Garden
Carlyle House Historic Park
Old Town Alexandria Waterfront
Prince St
Cameron St
Queen St
Princess St
Oronoco St
Pendleton St
Wilkes St
Gibbon St
Franklin St
Eisenhower Ave
Jamieson Ave
VIRGINIA
DISTRICT OF COLUMBIA

PROJECT OVERVIEW


116 S Henry
109 S Patrick
912-920 King
Princess St
Queen St
Cameron St
King St
Prince St
Duke St
Wolfe St
Wilkes St
Boyle St
Commerce St
Roundhouse Ln
N Patrick St
S Patrick St
N Alfred St
N Columbus St
S Columbus St
N Fayette St
S Fayette St
N Payne St
S Payne St
N West St
S West St
N Peyton St
S Peyton St
Harvard St
Hollis Alley
Delaney Ct
N Pitt St
S Pitt St
N Royal St
S Royal St
S Henry St
Old Town Ct
Euille St
Oronoco St
Carlyle House Historic P

- Four distinct buildings, built on two sites located in the heart of Old Town
  - 912-920 King Street: 31 residential units + approx. 3,650 square feet of retail
  - 116 S Henry Street: 17 residential Units + approx. 1,500 square feet of retail
  - 109 S Patrick Street: 4-story luxury 2-over-2 townhouse
  - Downham Way Parking System: located in alley between 116 S Henry and 109 S Patrick, accessible from both streets. 142 parking spaces serving resi and retail uses

ELEVATIONS & PROJECT STATS



N Fayette
S Fayette St
7
King St
N Patrick St
S Patrick St
1
2
3
Downham Way
Emerson Alley
N Alfred St
S Alfred St
Prince St
Corsair
Smuggler's Aly

116 S HENRY STREET



116 S HENRY STREET



- ► Approx. 20,000 GSF (excl. roof deck)

- ► 17 Residential Units

- ► ~ 1,500 square feet of retail

- ► Unit Mix:

	Henry	Patrick	King	Total
Studio	2	0	0	**2**
JR 1 BR	6	0	24	**30**
True 1 BR	5	0	6	**11**
JR 2 BR	2	0	0	**2**
True 2 BR	2	0	1	**3**
3 BR +	0	2	0	**2**
Total	**17**	**2**	**31**	**50**



109 S PATRICK STREET



109 S PATRICK STREET



- Approx. 5,600 GSF (excl. roof deck)
- 2 Luxury Residential Units
- Lower Unit: 4BR/3BA, approx. 2,500 sf
- Upper Unit, 3BR/2.5BA, approx. 2,200 sf
- Upper Unit includes large private terrace and private elevator



912-920 KING STREET



912-920 KING STREET



- ▶ Approx. 32,000 GSF (excl. roof deck)
- ▶ 31 Residential Units
- ▶ ~ 3,600 square feet of retail
- ▶ Unit Mix:

	Henry	Patrick	King	Total
Studio	2	0	0	**2**
JR 1 BR	6	0	24	**30**
True 1 BR	5	0	6	**11**
JR 2 BR	2	0	0	**2**
True 2 BR	2	0	1	**3**
3 BR +	0	2	0	**2**
Total	**17**	**2**	**31**	**50**



PARKING SYSTEM



PARKING SYSTEM OVERVIEW


King St
S Patrick St
S Patrick St
Downham Way
Downham Way
Downham Way
Richmond Hwy
S Patrick St
1
1

- Project is required to maintain 85 public parking spots + residential needs
- Traditional concrete garage on either site posed several challenges:
  - Width and Height requirements
  - Turn radii needed
  - Number of spaces needed to satisfy uses
  - Impact on useable land
  - Depth required to achieve targets
- Conclusion: Traditional concrete garage was unsuitable

PARKING SYSTEM OVERVIEW


King St
S Patrick St
S Patrick St
Downham Way
Downham Way
Downham Way
1
2
3
Richmond Hwy
on Alley
S Patrick St

- Solution: Automated Parking System
- Carries key advantages over conventional structured parking:
  - Flexible enough to fit within the limited available area
  - Utilizes a fraction of the space of a traditional garage, freeing up space for meaningful development on S Henry Street
  - Able to achieve **all** parking (142 spaces total) above grade
- Parking System allowed a single-use site to accommodate three distinct uses

HOW DOES IT WORK?



- ▶ Driver begins by parking in an available entry bay

- ▶ Each entry bay is fully enclosed - no access to storage area

- ▶ Lighting and television screens with visual cues guide driver to the appropriate stopping point

- ▶ Driver turns off engine, takes keys, and exits the bay, taking a ticket on the way out

- ▶ Outer bay door closes and inner door opens. Car is collected by Transfer Car (T-Car) and stored until driver returns

- ▶ When driver returns, process is reversed

PARKING SYSTEM ELEVATION



ENTRY/EXIT CABIN

Exhibit D: Reg CF Investment Agreement

Old King Henry LLC

This is an Investment Agreement, entered into on _____ by and between Old King Henry, LLC (the "Company") and _____ ("Purchaser").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II.   The Company and its members are parties to an agreement captioned "Limited Liability Company Agreement "(the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

  2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] "Class B Shares" for _____ [Purchase Price] (the "Shares").

  2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

  6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank

Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at joel.miller@wscf.net. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES.

This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

17.1.   **No Transfer**. You may not transfer your rights or obligations.

17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: OLD KING HENRY, LLC

By: _____

   Joel Miller, Managing Member

DEVELOPMENT BUDGET (at Const. Start)

LAND	Total	Per Unit	Per/NRSF	% of Total
Purchase Price	$8,800,000	$176,000	$218.47	21.23%
Acquisition Costs	355,040	7,101	8.81	0.86%
SOFT COSTS				
Ad Valorem Taxes	94,304	1,886	2.34	0.23%
Architectural & Engineering	350,000	7,000	8.69	0.84%
Construction Interest	976,829	19,537	24.25	2.36%
Financing	442,356	8,847	10.98	1.07%
Furniture, Fixtures & Equipment	100,000	2,000	2.48	0.24%
Insurance	264,760	5,295	6.57	0.64%
Marketing	100,000	2,000	2.48	0.24%
Operating Deficits	66,433	1,329	1.65	0.16%
Overhead & Administration Fees	1,965,947	39,319	48.81	4.74%
Permits & Fees	399,929	7,999	9.93	0.96%
Soft Cost Contingency (3.0%)	185,133	3,703	4.60	0.45%
HARD COSTS	.			
Hard Costs (Input/GMP = $431/$431)	26,475,950	529,519	657.30	63.88%
Hard Cost Contingency (1.0%)	264,760	5,295	6.57	0.64%
Commercial (TI, Legal & Commissions)	605,615	12,112	15.04	1.46%
TOTAL PROJECT COST	$41,447,054	$828,941	$1,028.97	100.00%

INITIAL CAPITALIZATION

	Construction	Mezz. Loan	LP	GP	CO-GP	Total
Contribution	$24,868,233	$0	$15,492,909	$724,495	$361,418	$41,447,054
LTC	60.00%	0.00%				60.00%
Equity Contr. %			93.45%	4.37%	2.18%	100.00%
Rate/Pref	8.50%	13.00%	9.00%	9.00%	9.00%	8.70%

RETURN ON COST TRENDS & CASH FLOW

Description	In-Place	Constr. Start	Stabilization	Sale
Date	May-23	Aug-23	Jun-25	Jul-28
Month	Mo.(3)	Mo.1	Mo.23	Mo.60
GROSS POTENTIAL RENT	$3,242,418	$3,266,467	$3,456,870	$3,793,313
All-In Rent (Market Rate)	*$6.71*	*$6.76*	*$7.15*	*$7.96*
Vacancy & Collection Loss (3.50%)	(113,485)	(114,326)	(120,990)	(132,766)
Other Income	0	0	0	0
EFFECTIVE GROSS INCOME	$3,128,933	$3,152,141	$3,335,879	$3,660,547
Operating Expenses	(762,621)	(766,433)	(772,988)	(877,854)
per Unit per Year	*(15,252)*	*(15,329)*	*(15,460)*	*(17,557)*
Operating Expense Ratio	*24.4%*	*24.3%*	*23.2%*	*24.0%*
NET OPERATING INCOME	$2,366,312	$2,385,708	$2,562,891	$2,782,693
Commercial Income	317,364	317,364	317,364	344,364
Return on Cost	**6.47%**	**6.52%**	**6.95%**	**7.54%**
Debt Service (I%Yr 7.2% ; N 30 Yrs; PV $24.9M)	($1,694,389)	(1,694,389)	(1,694,389)	(1,694,389)
NOI AFTER DEBT SERVICE	$989,287	$1,008,683	$1,185,865	$1,432,668
Debt Coverage Ratio	*1.58*	*1.60*	*1.70*	*1.85*
Debt Yield	*9.5%*	*9.6%*	*10.3%*	*11.2%*
Below the Line Debits/Credits				(136,775)
NET CASH FLOW				$1,295,892

PROJECT SUMMARY

Land Summary (Net)		Delivery & Absorption			Commercial	Apartments
Square Feet:	26,035	**First Units:**	Month 15	**Density:**		83.66 du/ac
Acres:	0.60	**Constr. Period:**	21 Months	**Parking Spaces:**	104	38
Purchase Price:	$8,800,000	**Unit Delivery:**	7 Units/Mo	**Parking Ratio:**	7.2 /1k SF	0.76 to 1
Per Acre:	*$14,723,564*	**Absorption:**	6 Units/Mo	**Product Type:**		Podium
Per SF:	*$338.01*			**Buildings:**		3
				Stories:		4
				Constr. Type:		III

Growth	2023	2024	2025	2026
Market Rent	3.00%	3.00%	3.00%	3.00%
Hard Costs	0.00%	3.00%	3.00%	3.00%

	Commercial	Apartments
Exit Cap Rate:	**5.25%**	**5.25%**


Unit Mix
Studio
1BR
2BR
3BR
0%
90%

Summary	Units	Unit Mix	Total NRSF	Average NRSF	Rent/Month	Rent/NRSF
Market Rate Units	50	100.0%	40,280	806	$3,915	$4.86
Amenity Premiums					103	0.13
Monthly Recurring Charges					1,385	1.72
All-In Market Rate					**$5,404**	**$6.71**
Below Market Rate	0	0.0%	0	0	0	0.00
GRAND TOTAL	50	100%	40,280	806	$5,404	$6.71
Commercial	5		14,379	2,876	$27,839	$23.23

WATERFALLS

	LP	GP	*CO-GP*
Preferred Return (9.00%) paid Pari Passu	93.45%	4.37%	*2.18%*
Tier 1: After pref. to a 9.00% IRR, split	93.45%	4.37%	*2.18%*
Tier 2: From a 9.00% IRR to a 12.00% IRR, split	90.00%	10.00%	*0.00%*
Tier 3: From a 12.00% IRR to a 15.00% IRR, split	85.00%	15.00%	*0.00%*
Residual: After a 15.00% IRR, split	75.00%	20.00%	*5.00%*

KEY DATES

JV Closing:	Aug-23	Mo.1
Cnstr. Start:	Aug-23	Mo.1
First Units:	Oct-24	**Mo.15**
Final Units:	Apr-25	**Mo.21**
Stabilization:	Jun-25	Mo.23
Disposition:	**Jul-28**	**Mo.60**

RESIDUAL VALUE & PROFIT

Date	Jul-28
Month	Mo.60
Gross Sales Proceeds	$59,562,986
Per Unit	*$1,191,260*
Closing Costs	($653,936)
NET SALE PROCEEDS	$58,909,050
Debt Retirement	($39,715,847)
NET CASH FROM SALE	$19,193,203
Return of Equity	($16,578,822)
CASH TO DISTRIBUTE	**$2,614,382**

PARTNERSHIP DISTRIBUTIONS & RETURNS

Distribution From Sale	LP	GP	CO-GP	Total
Preferred Return	$772,492	**$36,124**	$18,021	$826,637
Promotes	11,517,669	**2,600,171**	491,767	14,609,607
Subtotal	$12,290,161	**$2,636,295**	$509,787	**$15,436,244**
Other Distributions				
Pref. From Operations	$542,400	**$25,364**	$12,653	$580,418
Pref. From Refi.	3,243,780	**151,689**	75,671	3,471,140
Cash Flow From Operations	(31,897)	**(1,492)**	(744)	(34,133)
Subtotal	$3,754,284	**$175,561**	$87,580	$4,017,425
TOTAL PROFIT	$16,044,445	**$2,811,857**	$597,368	$19,453,670
Equity Multiplier	2.04 x	**4.88 x**	2.65 x	2.17 x
Levered IRR	**22.65%**	**46.71%**	**29.89%**	**24.45%**
Unlevered IRR				14.33%

FEE SCHEDULE

Property Mngmnt. Fee (3.00%):	0
Acquisition Fee (2.00%):	176,000
Asset Mgmt. Fee (0.33%):	398,928
Constr. Mgmt. Fee (0.00%):	0
Development Fee (5.00%):	1,965,947
Disposition Fee (0.00%):	0
TOTAL FEES	**$2,540,875**

Capital Stack & Profit


$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
Millions $
$0.7
$15.5
$24.9
$12.3
$2.5
$2.6
$0.5
GP FEES
GP FEES
LP
LAND
MEZZ.
DEBT

THE KING HENRY
Calculation of return for Class B Investors

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
Cash Inflows						
Class B Member Capital	$1,000,000	$0	$0	$0	$0	$1,000,000
LP Capital	$15,580,440	$0	$0	$0	$0	$15,580,440
Construction Loan	$12,748,348	$11,846,728	$275,583	$0	$0	$24,870,659
Rent - Apartments	$0	$1,436,213	$2,551,228	$2,627,765	$2,706,598	$9,321,804
Rent- Amenity Premiums	$0	$37,492	$67,399	$69,421	$71,503	$73,648
Rent - Recurring Charges	$0	$508,246	$902,827	$929,912	$957,809	$3,298,794
Rent - Commercial	$0	$29,068	$318,619	$326,948	$335,528	$1,010,163
Sales Proceeds	$0	$0	$0	$0	$59,562,492	$59,562,492
Total Inflows	**$29,328,788**	**$13,857,747**	**$4,115,656**	**$3,954,046**	**$63,633,930**	**$114,890,167**
Cash Outflows						
Purchase Price	($8,800,000)	$0	$0	$0	$0	($8,800,000)
Acquisition Costs	($355,040)	$0	$0	$0	$0	($355,040)
Ad Valorem Taxes	($78,063)	($16,257)	$0	$0	$0	($94,320)
Architectural & Engineering	($215,000)	($135,000)	$0	$0	$0	($350,000)
Construction Interest	($216,670)	($760,389)	$0	$0	$0	($977,059)
Financing	($432,511)	($13,500)	$0	$0	$0	($446,011)
Furniture, Fixtures & Equipment	($25,000)	($75,000)	$0	$0	$0	($100,000)
Insurance	($264,760)	$0	$0	$0	$0	($264,760)
Marketing	$0	($100,000)	$0	$0	$0	($100,000)
Operating Deficits	$0	($66,436)	$0	$0	$0	($66,436)
Overhead & Administration Fees	($1,123,409)	($842,557)	$0	$0	$0	($1,965,966)
Permits & Fees	($399,929)	$0	$0	$0	$0	($399,929)
Soft Cost Contingency (3.0%)	($119,841)	($65,413)	$0	$0	$0	($185,254)
Hard Costs	($17,127,292)	($9,348,658)	$0	$0	$0	($26,475,950)
Hard Cost Contingency (1.0%)	($171,273)	($93,487)	$0	$0	$0	($264,760)
Commercial (TI, Legal & Commissions)	$0	($330,031)	($275,583)	$0	$0	($605,614)
Loss to Lease	$0	($18,220)	($50,747)	($52,031)	($53,340)	($174,338)
Rental Vacancy & Collection Loss	$0	($190,011)	($121,475)	($125,127)	($128,890)	($565,503)
Rental - Lease Up - Concessions	$0	($155,732)	$0	$0	$0	($155,732)
Rental Operating Expenses	$0	($564,460)	($797,338)	($827,542)	($3,036,868)	($5,226,208)
Asset Management Fee	$0	$0	($125,390)	($136,789)	($136,789)	($398,968)
Development Fee	($1,123,409)	($842,557)	$0	$0	$0	($1,965,966)
Debt Service	($216,670)	($1,756,293)	($2,111,078)	($2,114,006)	($2,114,006)	($8,312,053)
Project Sale Closing Costs	$0		$0	$0	($653,931)	($653,931)
Project Sale Debt Retirement	$0		$0	$0	($24,870,660)	($24,870,660)
Total Cash Outflows	**($30,668,867)**	**($15,374,001)**	**($3,481,611)**	**($3,255,495)**	**($30,994,484)**	**($83,774,458)**
Net Cash Flow	**($1,340,079)**	**($1,516,254)**	**$634,045**	**$698,551**	**$32,639,446**	**$31,115,709**
Investor Capital	$1,000,000	$1,090,000	$1,188,100	$1,295,029	$1,411,582	
Preferred Return	$90,000	$98,100	$106,929	$116,553	$127,042	$538,624
Total Inflows	**$1,090,000**	**$1,188,100**	**$1,295,029**	**$1,411,582**	**$1,538,624**	**$538,624**
Class B Beginning Balance						**$1,000,000**
9% Preferred Return to Investor Members						**$538,624**
Net Sales Proceeds to Investor Members						**$1,549,000**
Total Preferred Return and Proceeds						**$2,087,624**
Total Investment, Preferred Return, and Proceeds						**$3,087,624**
Potential Cash Return to $50,000 Investors						*$154,381*
Potential Equity Multiple for $50,000 Investors						*3.09X*
Potential Cash Return to $5,000 Investors						*$15,438*
Potential Equity Multiple for $5,000 Investors						*3.09X*

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Construction Challenges: The COVID-19 pandemic both revealed and created many challenges in the construction manufacturing and building sector. Among other things: unforeseen bottlenecks and delays in the supply chain; constraints on the availability of raw materials and components; sudden and dramatic price increases; and the shortage of skilled labor.

Rising Interest Rates: Interest rates have risen significantly over the last 12 months as the Federal Reserve has tried to cool down the economy and thereby reduce inflation, which reached a 40-year high. Historically, rising interest rates have been associated with declines in real estate values and construction spending, as consumers face higher mortgage payments.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, the Sponsor will manage all aspects of the Company and its business. Furthermore, if the Sponsor or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.